Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2015 and 2014 and the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013*	2012**	2011**	2010**
For the Group (IFRS)	9.18	20.01	10.91	19.57	24.35	27.55	29.90

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2015, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2015
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,672
Current financial debt	7,626
Current portion of financial instruments for interest rate swaps liabilities	127
Other current financial instruments — liabilities	75
Financial liabilities directly associated with assets held for sale	149

Total current financial debt	13,649

Non-current financial debt	42,873
Non-controlling interests	3,068
Shareholders’ equity
Common shares	7,602
Paid-in surplus and retained earnings	103,519
Currency translation adjustment	(10,443)
Treasury shares	(4,585)

Total shareholders’ equity — Group share	96,093

Total capitalization and non-current indebtedness	142,034

As of September 30, 2015, TOTAL had an authorized share capital of 3,442,829,211 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,415,089,789 ordinary shares (including 113,970,078 treasury shares from shareholders’ equity).

As of September 30, 2015, approximately $613 million of TOTAL’s non-current financial debt was secured and approximately $42,260 million was unsecured, and all of TOTAL’s current financial debt of $7,626 million was unsecured. As of September 30, 2015, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 26, 2015, as amended on March 27, 2015.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2015.

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